Exhibit 99.1

News

Merisel, Inc. Announces Third Quarter 2010 Results

- Revenues increase 23% for the quarter compared to same period last year;
- The Company reported its second consecutive quarter with net income before preferred stock dividends.

(In thousands except for per share amounts)

New York, New York – November 15, 2010 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the three and nine month periods ended September 30, 2010.

Net sales increased 22.7% and 12.7% for the three and nine month periods ended September 30, 2010, to $18,302 and $50,057, respectively, compared to $14,921 and $44,400 for the three and nine months ended September 30, 2009, respectively.  The Company reported a net loss available to common stockholders of ($627) or ($0.09) per share and ($2,646) or ($0.37) per share for the three and nine months ended September 30, 2010, compared to ($2,573) or ($0.36) per share and ($6,411) or ($0.89) per share for the three and nine months ended September 30, 2009.  The three and nine months ended September 30, 2009, included expenses of $13 and a $1,910 net gain ,respectively, related to the settlement of litigation with American Capital Strategies, Ltd.

Highlights for the period included:

•	The Company reported net income before preferred stock dividends (“net income”) of $38 for the three month period ended September 30, 2010;
•	Net income was reported for the second consecutive quarter; this is the first time the company has reported two consecutive quarters of net income since the end of 2007;
•	Gross Profit improved to 39% and 40% for the three and nine months ended September 30, 2010, compared to 31% and 32% for the respective 2009 periods;
•
Excluding the 2009 net settlement gain, selling, general and administrative (“SG&A”) expenses were reduced by 13% and 15% during the three and nine months ended September 30, 2010, respectively, compared to the 2009 periods. As a percentage of revenues SG&A expenses were reduced to 38% and 41% of revenues in the three and nine months ended September 30, 2010 from 53% and 54% in the respective periods during 2009;

•	The signing of a new three year $14 million Revolving Credit Agreement with PNC Bank enabling the company to have continuing access to capital, paving the way for continuing financial strength.

Donald R. Uzzi, Chairman and CEO, noted that Merisel’s results for the third quarter reflect continuing improvement in both revenues and operating efficiencies which are now generating positive financial results. “The Company increased revenues during the quarter and we are very pleased to announce two consecutive quarterly periods with net income.  Given the recent historic results, this is another critical milestone for our company.”

Mr. Uzzi further noted that Merisel continues to gain market share with existing clients and win significant new client business.  ““Our balance sheet remains strong and I am proud of the diligence shown by our senior management team in guiding Merisel through this difficult recession.  We have positioned ourselves as a strong, financially stable resource for our client base.  Our continuing capital investment in technology and state of the art manufacturing equipment enables us to exceed client quality expectations and drive production efficiencies in our plants as our client base expands.  The Merisel team remains focused on the long term benefit of our stockholders and clients both now and in the future.”

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles, Chicago and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of November 15, 2010. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net sales	$18,302	$14,921	$50,057	$44,400

Cost of sales	11,234	10,321	30,220	30,159

Gross profit	7,068	4,600	19,837	14,241

Selling, general & administrative expenses	6,885	7,918	20,409	22,092

Operating income (loss)	183	(3,318)	(572)	(7,851)

Interest expense, net	145	105	374	194

Income (loss) before benefit for income tax	38	(3,423)	(946)	(8,045)

Income tax benefit	-	(1,465)	(257)	(3,443)

Net income (loss)	38	(1,958)	(689)	(4,602)
Preferred stock dividends	665	615	1,957	1,809
Loss available to common stockholders	$(627)	$(2,573)	$(2,646)	$(6,411)

Loss per share (basic and diluted):
Net loss available to common stockholders	$(.09)	$(0.36)	$(.37)	$(0.89)
Weighted average number of shares
Basic	7,214	7,186	7,213	7,205
Diluted	7,214	7,186	7,213	7,205

MERISEL, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Information to GAAP
(In Thousands)

Unaudited Supplemental Data:

The following information is not a financial measure under generally accepted accounting principles (GAAP). In addition, it should not be construed as an alternative to any other measures of performance determined in accordance with GAAP, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities as there may be significant factors or trends that it fails to address. We present this financial information because we believe that it is helpful to some investors as one measure of our operations. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions; accordingly, its use can make it difficult to compare our results with our results from other reporting periods and with the results of other companies.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net loss available to common stockholders	(627)	$(2,573)	$(2,646)	$(6,411)

Add (subtract):

Net settlement expense (gain)	-	13	-	(1,910)
Taxes	-	(1,465)	(257)	(3,443)

Adjusted net loss available to common stockholders (non-GAAP)	(627)	(4,025)	(2,903)	(11,764)

Selling general & administrative expenses	6,885	7,918	20,409	22,092

Add (subtract):

Net settlement (expense) gain	-	(13)	-	1,910

Adjusted selling, general & administrative expenses (non-GAAP)	6,885	7,905	20,409	24,002

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